August 26, 2004



AXP Special Tax-Exempt Series Trust
50606 AXP Financial Center
Minneapolis, MN  55474

Gentlemen:

I have examined the Declaration of Trust and the By-Laws of AXP Special Tax-Exempt Series Trust (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the Commonwealth of Massachusettes, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.


Sincerely,



/s/ Leslie L. Ogg
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    Leslie L. Ogg
    Attorney at Law
    901 S. Marquette Ave., Suite 2810
    Minneapolis, MN  55401-3268